650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

December 2, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549

Attention:             Abby Adams
Celeste Murphy
Julie Sherman
Angela Connell

Re:         Kinnate Biopharma Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 30, 2020
File No. 333-250086

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (“Kinnate” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 1, 2020, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR an amendment to the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

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Securities and Exchange Commission
December 2, 2020

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 82

1.
We reissue comment 2. Revise to state how much of the proceeds of the offer will be used to “initiate and complete [y]our planned Phase 1 clinical trial of KIN002787,” how much will be used to “initiate [y]our planned Phase 1 clinical trial of KIN003,” what additional funds will be needed to complete the Phase 1 trial of KIN003, and what portion of the proceeds will go to other RAF product candidates, other FGFR product candidates, and other uses.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Registration Statement as requested. In particular, the disclosure has been revised to state the amount of proceeds expected to be used (i) to initiate and complete the Company’s planned Phase 1 clinical trial of KIN002787,  (ii) to fund the continued development of other product candidates in the RAF program, and (iii) to fund the continued development of the Company’s KIN003 program evaluating FGFR candidates through the nomination of a lead product candidate, completion of IND-enabling studies for such candidate and the initiation and completion of a Phase 1 clinical trial for such candidate, with the remaining portion of proceeds to be used to fund the continued development of other research programs, as well as for working capital and general corporate purposes.

* * * *

Securities and Exchange Commission
December 2, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Nima Farzan, Kinnate Biopharma Inc.
Mark Meltz, Kinnate Biopharma Inc.
Emad Fareed, KPMG LLP
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP